Exhibit (a)(1)-3

                               SMITHTOWN BAY, LLC
                         601 CARLSON PARKWAY, SUITE 200
                              MINNETONKA, MN 55305
                                FOR INFORMATION:
                                 (866) 476-7243

October 16, 2003

To Holders of Units of Limited Partnership Interests of ML Media Partners, L.P.

Dear Unitholder:

Enclosed with this letter are the Offer to Purchase and Agreement of Sale (together, our "Offer") by Smithtown Bay, LLC (the "Purchaser" or "Smithtown") to purchase units of limited partnership interest (each a "Unit") of ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"). The Offer is for up to 9,020 Units, representing approximately 4.8% of the Units outstanding on the date of the Offer.

     o Smiththown is offering to pay $550 in cash for each Unit, less the amount of any distributions declared or paid on or after October 1, 2003 (our "Purchase Price").

     o Smithtown will pay the $50 per transfer fee charged by the Partnership. You will not pay it.

     o Trading in the Units is illiquid and sporadic. According to the Partnership's Report on Form 10-K for the year ended December 31, 2002, "an established public market for Registrant's Units does not now exist, and it is not anticipated that such a market will develop in the future."

     o    Our Offer will enable you to realize cash for your Units.

     o Our Offer will expire at 5:00 P.M., New York Time, on November 14, 2003, subject to any extension.

TO TENDER TO US, PLEASE READ THE PROCEDURES DESCRIBED IN OUR OFFER.

You should also take these factors into account in considering the Offer.

o If you are the record owner of Units and you tender your Units to us in the Offer, you will not have to pay transfer fees, brokerage fees or similar expenses. The Partnership typically charges a transfer of fee $50 per Unitholder, and brokers charge sales commissions generally equal to the greater of $200 or 7-8% of gross proceeds, which you will not have to pay here. If you own your Units through a broker or other nominee, and your broker tenders your Units on your behalf, your broker or nominee may charge you a fee.

o There is no established public market for the Units, although there is a limited secondary market. If you sell on the secondary market, you may receive a higher or lower price than our Purchase Price. According to the Partnership's reports with the SEC, prices for the Units on the secondary market have ranged higher than our Purchase Price. However, that market is illiquid, and if you sell your Units, you may also receive a higher or lower price than these historical prices.

o The tender of your Units may be withdrawn at any time prior to the expiration date of the Offer, including any extensions.

o By tendering, you will give up the opportunity to participate in any future benefits of ownership, including potential future distributions by the Partnership. Our Purchase Price may be less than the total amount that you might otherwise receive with respect to your Units over the remaining term of the Partnership.

o Our obligation to purchase Units is subject to our right to prorate among tendering Unitholders the number of Units we will purchase, as well as other conditions set forth in our Offer to Purchase. We will purchase in our Offer a maximum of 9,020 Units. If Unitholders offer us more Units, we will prorate our purchase ratably to all sellers.

o We expect that payment for Units accepted for payment would be made on or after January 2, 2004, although payment could be delayed depending on when the Units are transferred to Smithtown on the Partnership's books and Smithtown is admitted as a substitute limited partner with respect to those Units. We will not pay you interest on our Purchase Price.

o The General Partner is expected to announce a recommendation regarding our Offer within 10 business days after the mail date of our Offer or as soon as possible upon becoming aware of the Offer. You may consult with the General Partner before deciding whether or not to tender our Units.

o Neither Merrill Lynch & Co., Inc., the General Partner, ML Leasing Management, Inc., or the Partnership nor their respective affiliates or subsidiaries are parties to this Offer.

TO ACCEPT OUR OFFER:

1. Please complete the enclosed Agreement of Sale (if not otherwise indicated, please note the number of Units you wish to sell in the signature area of the Agreement of Sale), and have it MEDALLION SIGNATURE GUARANTEED (this can be done by your broker or a bank where you have an account).

2. Return the completed Agreement of Sale to us in the enclosed pre-addressed envelope.

OUR OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON November 14, 2003, SUBJECT TO ANY EXTENSION. We encourage you to act promptly. Our Offer will remain open at least ten business days following any reduction in our purchase price resulting from a distribution made by the Partnership. By accepting the Offer, you will agree that we are entitled to all distributions made by the Partnership on or after October 1, 2003. Unless the General Partner pays the distribution directly to us or you remit the amount of the distribution to us, we will reduce our purchase price by the amount of the distribution. If the Offer is extended or a distribution occurs within the Offer period, we will make a public announcement. We reserve the right to extend, amend or terminate our Offer.

BEFORE TENDERING, BE SURE TO READ "RISKS AND FACTORS TO CONSIDER BEFORE TENDERING" IN THE OFFER TO PURCHASE

Please consider the Offer carefully. If you have any questions, please telephone us at (866) 476-7243. Thank you for your consideration.

                                    Very truly yours,

                                    Smithtown Bay, LLC
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SMITHTOWN IS NOT AN AFFILIATE OF THE GENERAL PARTNER OR OF THE PARTNERSHIP.
PLEASE CAREFULLY REVIEW THE ENCLOSED OFFER. AN AGREEMENT OF SALE IS ENCLOSED; IN ORDER TO TENDER YOUR UNITS YOU MUST PROPERLY COMPLETE AND DULY EXECUTE THE AGREEMENT OF SALE IN ACCORDANCE WITH THE INSTRUCTIONS AND RETURN IT TO US.
================================================================================

THIS LETTER IS NEITHER AN OFFER TO PURCHASE, NOR A SOLICITATION OF AN OFFER TO SELL THE UNITS. THE OFFER IS MADE ONLY BY THE OFFER TO PURCHASE AND THE RELATED AGREEMENT OF SALE AND IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM) HOLDERS OF UNITS IN ANY JURISDICTION WHICH THE OFFER OR THE ACCEPTANCE THEREOF WILL NOT BE IN COMPLIANCE WITH THE SECURITIES LAWS OF SUCH JURISDICTION; IN THOSE JURISDICTIONS WHERE SECURITIES LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF THE PURCHASER ONLY BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

Our Offer will expire at 5:00 pm, Eastern Time on November 14, 2003, unless the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open.

OUR OFFER CONTAINS IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.